PTTEP signs the Arthit Gas Sales Agreement

PTT Exploration and Production Public Company Limited or PTTEP, as the Operator of Arthit Gas Field, announces that today (23 January 2004) the Company signed the Gas Sales Agreement (GSA) with PTT Plc., the buyer, at the Royal Princess Larn Luang Hotel. This ceremony is presided over by H.E. Mr. Prommin Lertsuridej, the Minister of Energy Ministry.

Mr. Maroot Mrigadat, President of PTTEP said *"After the signing of Heads of Agreement (HOA) in November last year, PTTEP and Athit's joint venture partners had negotiated with PTT Plc. to prepare the GSA. This agreement conformed to the government policy in securing a long-term fuel supply. The transaction (the gas price), is reviewed by the Department of Mineral Fuels to provide a reasonable the gas price for the gas producers, the buyer and the public at large."*

Arthit Gas Field, part of Navamindra Petroleum Area, is situated in Concession Blocks B14A, B15A and B16A in the Gulf of Thailand. This field, covering a production area of approximately 3,451 sq. km., is 230 k.m. off Songkhla's coast and adjacent to Bongkot Gas Field. PTTEP, as the Operator, holds 80% interest while Unocal Thailand, Ltd and MOECO Thailand Co., Ltd. hold 16% interest and 4% interest respectively.

PTTEP and the joint venture partners had already drilled 21 exploration wells during 1999-2001, resulting in promising discoveries of gas and condensate. This led to the negotiation of the Gas Sales Agreement with PTT Plc. to bring the resources on stream brought on by the Nation's economic expansion.

After the Ministry of Energy has approved this agreement, PTTEP will immediately start developing the Arthit Gas Field. In 2004, PTTEP plans to drill 1 exploration well each in Blocks B14A, and B15A as well as 5 appraisal wells in Block B15A as part of its 2004-2006 drilling program of 66 appraisal and production wells. Initial gas production is projected for 2006 after the completion of PTT Plc.'s 3rd gas pipeline.

Currently, PTTEP invests in exploration, development and production activities in Thailand and in Southeast Asian countries such as the Socialist Republic of Vietnam, Indonesia, Malaysia and the Union of Myanmar. It also invests in the Sultanate of Oman in the Middle East and in Algeria, North Africa.

January 23, 2004

For more information, please contact
Charlie Charuvastr/ Bussaban Cheenchoroen
Tel: 66 (02) 537 4000

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

No. PTTEP 1.910/ L.027 /2004

Finance Department
Tel. 0-2537-4512/0-2537-4611

January 22 , 2004

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Signing of Gas Sales Agreement, Arthit Project
Reference: Letter PTTEP No. 1.810/L.324/2003 dated November 21, 2003

Reference is made to the signing of the Heads of Agreement, which took place on November 24, 2003, for Arthit Project in which PTT Exploration and Production Public Company Limited (PTTEP) is the Operator with 80% participation interest. The other joint venture partners are Unocal Thailand, Ltd., and Moeco Thailand Co., Ltd., which hold 16%, and 4% participation interests respectively.

PTTEP wishes to announce that on January 23, 2004, the Company and the joint venture partners (the sellers) will sign a Gas Sales Agreement (GSA) with PTT Public Company Limited (PTT) (the buyer). The key issues concerned are in accordance with the Heads of Agreement as reference. This is PTTEP's major achievement to expand its production base in order to reduce petroleum import and to secure long term gas supply of the nation.

Yours sincerely,

Maroot Mrigadat
President